EMI

04 JAN -6 AM 7:21

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

11th December, 2003.

Attn: Filing Desk - Stop 1-4

04012233

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 3rd December 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 11th December 2003, confirming that The Goldman Sachs Group, Inc. had, as at the close of business on 3rd December 2003, increased its holding in EMI Group plc Ordinary Shares of 14p each to 31,741,747 shares, being 4.02% of the shares in issue.

Yours faithfully,

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Enc.

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 03/55

Company Announcements Office,
London Stock Exchange.

11th December, 2003.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by The Goldman Sachs Group, Inc. on behalf of itself and its subsidiaries, in a letter dated 4th December 2003 and received on 11th December 2003, that, as at the close of business on 3rd December 2003, The Goldman Sachs Group, Inc. had increased its holding in EMI Group plc Ordinary Shares of 14p each to 31,741,747 shares, being 4.02% of the shares in issue. We were further notified that 19,957,152 shares were held by Goldman, Sachs & Co. and 11,784,595 shares were beneficially owned by Goldman Sachs International, both companies being direct subsidiaries of The Goldman Sachs Group, Inc.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231